7/18/14

14041184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schneider Downs Corporate Finance, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One PPG Place, Suite 1700
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Linzer (412) 697-5488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

537 E. Pete Rose Way (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 3 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/7/14

OATH OR AFFIRMATION

I, Don Linzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schneider Downs Corporate Finance, LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Susan M. Paulauskas

Notary Public

NOTARIAL SEAL
SUSAN M PAULAUSKAS
Notary Public
PITTSBURGH CITY, ALLEGHENY COUNTY
My Commission Expires Jun 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

plante moran

Plante & Moran, PLLC
Suite 200
537 E. Pete Rose Way
Cincinnati, OH 45202-3578
Tel: 513.595.8800
Fax: 513.595.8806
plantemoran.com

Independent Auditor's Report

To the Partners
Schneider Downs Corporate Finance, LP

Report on the Financial Statements

We have audited the accompanying financial statements of Schneider Downs Corporate Finance, LP, which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations and changes in partners' capital and cash flows for the year then ended to be filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schneider Downs Corporate Finance, LP as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, that information is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

Cincinnati, Ohio
February 25, 2014

Schneider Downs Corporate Finance, LP

Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	33,628
Receivables		
Billed		321,168
Unbilled		8,511
Other assets		14,330
Total Assets	**$**	**377,637**
Liabilities and Partners' Capital		
Accounts payable, accrued expenses, and other liabilities	$	10,608
Due to affliated entity (Note 5)		15,045
Partners' capital (Note 2)		351,984
Total Liabilities and Partners' Capital	**$**	**377,637**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Operations and Changes in Partners' Capital
For the Year Ended December 31, 2013

Revenues		
Commissions	$	617,919
Expenses		
Employee compensation and benefits (Note 7)		440,870
Regulatory fees and expenses		20,272
Occupancy (Note 5)		36,000
Marketing expense		20,001
Professional services		13,505
Management fees (Note 5)		105,574
Other operating expenses		45,439
Total expenses		681,661
Net Loss		(63,742)
Partners' Capital at December 31, 2012		410,821
Partner Contributions		4,905
Partners' Capital at December 31, 2013	$	351,984

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net loss	$	(63,742)
Bad debt expense		9,580
Changes in:		
Receivables		(248,851)
Other assets		(7,714)
Due to/from affiliated entity		16,218
Accounts payable, accrued expenses, and other liabilities		(76,916)
Net Cash Used in Operating Activities		(371,425)
Cash Flows from Financing Activities - Partner contributions		4,905
Net Decrease in Cash		(366,520)
Cash at Beginning of Year		400,148
Cash at End of Year	$	33,628

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i).

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting.

Revenue from non-refundable retainer fees is deferred and recognized systematically over the periods in which the services are delivered. Revenues from investment banking service commissions completed on a best-efforts basis are recognized upon completion of the transaction as outlined in related contracts.

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America.

Receivables - The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts when collectability is uncertain, based on prior bad debt experience and a review of existing receivables. A $5,830 allowance was recorded at December 31, 2013.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 25, 2014, which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $7,975, which was $2,975 above the required net capital of $5,000. The Company had aggregate indebtedness of $25,653 at December 31, 2013.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $105,574 in management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2013. The Company also leases office space from an affiliated entity on a month-to-month basis. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2013.

Amounts due to affiliated entities totaled $15,045 as of December 31, 2013.

Note 6 - Concentration

During the year ended December 31, 2013, one customer accounted for approximately 66 percent of total revenue and 93 percent of total billed receivables.

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company's contributions totaled $10,320 for 2013.

Schneider Downs Corporate Finance, LP

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Net Capital		
Total partners' capital	$	351,984
Deductions and/or charges		
Non-allowable assets:		
Receivables		(329,679)
Other assets		(14,330)
Net capital before haircuts on securities		7,975
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	$	7,975
Aggregate Indebtedness		
Accounts payable, accrued expenses, and other liabilities	$	10,608
Due to affliated entity		15,045
Total Aggregate Indebtedness	$	25,653
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	2,975
Excess at 1000%	$	5,410
Ratio: Aggregate indebtedness to net capital		322%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2013)

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2013.

plante moran

Plante & Moran, PLLC
Suite 200
537 E. Pete Rose Way
Cincinnati, OH 45202-3578
Tel: 513.595.8800
Fax: 513.595.8806
plantemoran.com

To the Partners
Schneider Downs Corporate Finance, LP

In planning and performing our audit of the financial statements of Schneider Downs Corporate Finance, LP (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Partners
Schneider Downs Corporate Finance, LP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Cincinnati, Ohio
February 25, 2014

Independent Accountant's Report on Applying Agreed-upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Partners
Schneider Downs Corporate Finance, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Form SIPC-7, General Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Schneider Downs Corporate Finance, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and, solely to assist you and the other specified parties in evaluating Schneider Downs Corporate Finance, LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Schneider Downs Corporate Finance, LP's management is responsible for Schneider Downs Corporate Finance, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries that consist of their check register, noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 25, 2014